SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 To

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Intervoice, Inc.

(Name of Subject Company (Issuer))

Dialog Merger Sub, Inc.

Convergys Corporation

(Name of Filing Persons, Offerors)

Common Stock, without par value

(Title of Class of Securities)

461142101

(CUSIP Number of Class of Securities)

Karen R. Bowman, Esq.

General Counsel and Corporate Secretary

Convergys Corporation

201 East 4th Street

Cincinnati, Ohio 45202

(513) 723-7000

Copies to:

Christopher J. Hewitt, Esq. Jones Day North Point 901 Lakeside Ave. Cleveland, Ohio 44114-1190 (216) 586-7254	Kevin C. O’Neil, Esq. Senior Attorney Convergys Corporation 201 East 4th Street Cincinnati, Ohio 45202 (513) 723-6699

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$378,925,255.50	$14,891.76

(1)	Estimated solely for purposes of calculating the amount of the filing fee. Calculated by multiplying $8.25, the per share tender offer price, by 45,930,334 shares, the number of shares of common stock, without par value, of Intervoice, Inc. (“Intervoice”) outstanding on a fully diluted basis as of July 19, 2008, which Shares consist of (a) 39,064,725 shares issued and outstanding, (b) 6,212,182 shares subject to issuance upon exercise of outstanding options, and (c) 653,427 outstanding restricted stock units.

(2)	Calculated as .00393% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
	Amount Previously Paid: $13,165.50	Filing Party: Convergys Corporation
	Form or Registration No.: Schedule TO-T	Date Filed: August 1, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed on August 1, 2008 and Amendment No. 1 filed on August 12, 2008 (as so amended and supplemented, the “Schedule TO”) with the Securities and Exchange Commission by Dialog Merger Sub, Inc. (“Offeror”), a Texas corporation and a wholly owned subsidiary of Convergys Corporation, an Ohio corporation (“Convergys”), to purchase all of the outstanding shares of common stock, without par value (the “Common Stock”) of Intervoice, Inc. (“Intervoice”) (all such shares of Common Stock, together with the associated preferred share purchase rights issued pursuant to the Third Amended and Restated Rights Agreement, dated as of May 1, 2001, by and between Intervoice (fka Intervoice-Brite, Inc.) and Computershare Investor Services, LLC, being referred to as the “Shares”) at a price per Share of $8.25 net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated August 1, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 2 is being filed on behalf of Convergys and Offeror.

Items 4, 7 and 11

The Offer to Purchase is amended as follows:

On page 14, the first sentence of the last paragraph in Section 3 of the Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares” is hereby amended by replacing the phrase “sole and absolute discretion” with “reasonable discretion” and deleting the phrase “, which determination will be final and binding on all parties.”

On page 35, Section 12 “Source and Amount of Funds” is hereby amended in its entirety as follows:

Offeror estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger and to pay related fees and expenses will be approximately $335 million excluding Intervoice’s fees and expenses. Convergys will ensure that Offeror has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger. Convergys currently intends to fund the Offeror through its existing credit facility and cash on hand.

Convergys currently has an unsecured $400,000,000 Five-Year Competitive Advance and Revolving Credit Facility Agreement with a syndicate of financial institution lenders; JPMorgan Chase Bank, N.A., as Administrative Agent; Citicorp USA, Inc., as Syndication Agent; and Deutsche Bank AG, New York Branch and PNC Bank, National Association, as Co-Documentation Agents (as amended, the “Credit Agreement”). Convergys may utilize borrowings under the Credit Agreement to fund a portion of the aggregate Offer Price.

Convergys has two borrowing options available under the Credit Agreement: (i) a competitive advance option which is provided on an uncommitted competitive advance basis through an auction mechanism and (ii) a revolving credit option which is provided on a committed basis. Under each option, amounts borrowed and repaid may be re-borrowed subject to availability under the Credit Agreement. Borrowings under the Credit Agreement bear interest at one of the rates described in the Credit Agreement. The Credit Agreement contains affirmative, negative and financial covenants customary for such type of agreement. The Credit Agreement includes certain restrictive covenants including maintenance of interest coverage and debt-to-EBITDA ratios. Convergys’ interest coverage ration, defined as the ratio of consolidated earnings before interest, tax, depreciation and amortization (EBITDA) to consolidated interest expense, cannot be less than 4.00 to 1.00 for four consecutive quarters. Convergys’ debt-to-EBITDA ratio cannot be greater than 3.25 to 1.0 at any time. The Credit Agreement also contains customary representations and warranties. In the event of a default under the Credit Agreement, the lenders may terminate the commitments under the Credit Agreement and declare the amounts outstanding, and all accrued interest, immediately due and payable. The maturity date of the Credit Agreement is October 20, 2011 except that, upon the satisfaction of certain conditions contained in the Credit Agreement, Convergys may extend the maturity date by one year. The foregoing summary of the Credit Agreement is qualified in its entirety by reference to the full text of the Credit Agreement, which is incorporated herein by reference to Exhibit (b)(1) of the Tender Offer Statement on Schedule TO that Convergys and Offeror have filed with the SEC.

No final decisions have been made concerning the method Convergys will use to refinance or repay the indebtedness incurred by Convergys under the Credit Agreement. Such decisions will be based on Convergys’ review from time to time of the advisability of particular actions, including the availability of cash flow generated by Convergys, prevailing interest rates, market conditions and other financial and economic conditions. Currently, however, Convergys expects that it will repay such amounts with cash flow from operations.

Offeror has neither sought nor made alternative financing arrangements and does not believe that any such alternative arrangements are necessary to be able to pay the Offer Price.

On page 36, the first bullet point in Section 14 of the Offer to Purchase entitled “Conditions of the Offer” is hereby amended by replacing the term “Acceptance Date” with “Expiration Date” in all instances.

On page 37, the first sentence of the penultimate paragraph in Section 14 of the Offer to Purchase entitled “Conditions of the Offer” is hereby amended by replacing the phrase “sole discretion” with “reasonable discretion” and adding the phrase “before the Expiration Date (except for those dependent upon the receipt of necessary regulatory or governmental approvals)” after the phrase “at any time and from time to time”.

Item 12.	Exhibits.

* (a)(1)	Offer to Purchase, dated August 1, 2008
* (a)(2)	Letter of Transmittal
* (a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(5)	Notice of Guaranteed Delivery
* (a)(6)	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9
* (a)(7)	Joint press release issued by Convergys and Intervoice on July 16, 2008
* (a)(8)	Joint press release issued by Convergys and Intervoice on August 11, 2008
(b)(1)	Five-Year Competitive Advance and Revolving Credit Facility Agreement, dated as of October 20, 2006, between Convergys Corporation, certain financial institutions, JPMorgan Chase Bank, N.A., as Administrative Agent, Citicorp USA, Inc., as Syndication Agent, and Deutsche Bank AG, New York Branch and PNC Bank, National Association as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 on the Form 8-K filed with the SEC by Convergys Corporation on October 24, 2006)
(c)	Not applicable
* (d)(1)	Agreement and Plan of Merger, dated as of July 15, 2008, by and among Intervoice, Convergys and Offeror
* (d)(2)	Form of Tender and Voting Agreement, dated as of July 15, 2008, among Convergys Corporation, Dialog Merger Sub, Inc., Intervoice, Inc. and each of David W. Brandenburg and Robert E. Ritchey
* (d)(3)	Confidentiality and Non-Disclosure Agreement between Convergys and Intervoice, dated as of May 18, 2007, as amended on January 8, 2008
(e)	Not applicable
(f)	Not applicable

(g)	Not applicable
(h)	Not applicable

_________________________

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2008	CONVERGYS CORPORATION

	By:	/s/ Earl C. Shanks
Earl C. Shanks
Chief Financial Officer

DIALOG MERGER SUB, INC.

	By:	/s/ Michael J. Betzer
Michael J. Betzer
President

EXHIBIT INDEX

Item 12.	Exhibits.

* (a)(1)	Offer to Purchase, dated August 1, 2008
* (a)(2)	Letter of Transmittal
* (a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(5)	Notice of Guaranteed Delivery
* (a)(6)	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9
* (a)(7)	Joint press release issued by Convergys and Intervoice on July 16, 2008
* (a)(8)	Joint press release issued by Convergys and Intervoice on August 11, 2008
(b)(1)	Five-Year Competitive Advance and Revolving Credit Facility Agreement, dated as of October 20, 2006, between Convergys Corporation, certain financial institutions, JPMorgan Chase Bank, N.A., as Administrative Agent, Citicorp USA, Inc., as Syndication Agent, and Deutsche Bank AG, New York Branch and PNC Bank, National Association as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 on the Form 8-K filed with the SEC by Convergys Corporation on October 24, 2006)
(c)	Not applicable
* (d)(1)	Agreement and Plan of Merger, dated as of July 15, 2008, by and among Intervoice, Convergys and Offeror
* (d)(2)	Form of Tender and Voting Agreement, dated as of July 15, 2008, among Convergys Corporation, Dialog Merger Sub, Inc., Intervoice, Inc. and each of David W. Brandenburg and Robert E. Ritchey
* (d)(3)	Confidentiality and Non-Disclosure Agreement between Convergys and Intervoice, dated as of May 18, 2007, as amended on January 8, 2008
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

_________________________

*	Previously filed.